UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Evoqua Water Technologies Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
30057T105
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[X]  Rule 13d-1(d)

*The remainder of this cover page shall
be filled out for a reporting person?s
initial filing on this form with
respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



SCHEDULE 13G
CUSIP No.
30057T105

1
Names of Reporting Persons

British Columbia Investment Management Corporation
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
Not applicable
3
Sec Use Only


4
Citizenship or Place of Organization

A1
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  2,520,430

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  2,520,430
9
Aggregate Amount Beneficially Owned by Each Reporting Person

2,520,430
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

2.1%
12
Type of Reporting Person (See Instructions)

FI


SCHEDULE 13G
CUSIP No.
30057T105

1
Names of Reporting Persons

bcIMC Private Placement (2013) Investment Corporation
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
Not applicable
3
Sec Use Only


4
Citizenship or Place of Organization

A1
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  2,177,651

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  2,177,651
9
Aggregate Amount Beneficially Owned by Each Reporting Person

2,177,651
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

1.8%
12
Type of Reporting Person (See Instructions)

FI


Item 1.
(a)	Name of Issuer:
	Evoqua Water Technologies Corp.
(b)	Address of Issuer?s Principal Executive Offices:
	210 Sixth Avenue, Pittsburgh, PA 15222 USA
Item 2.
(a)	Name of Person Filing:
British Columbia Investment Management Corporation
bcIMC Private Placement (2013) Investment Corporation
(b)	Address of Principal Business Office or, if None, Residence:
750 Pandora Ave, Victoria, British Columbia, V8W 0E4 Canada
(c)	Citizenship:
British Columbia, Canada
(d)	Title and Class of Securities:
Common Stock, par value $0.01
(e)	CUSIP No.:
30057T105
Item 3. 	If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under
Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or
endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control
person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded
from the definition of an investment company under
section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule
240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J),
please specify the type of institution:
____
Item 4.	Ownership
The information set forth on the cover pages to
this filing is incorporated herein by reference. There were
118,276,418 shares of the issuer?s common stock,
par value $0.01 per share, outstanding
as of October 30, 2020,
according to the Annual Report on
Form 10-K filed by the issuer on November 20, 2020.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report
the fact that as of the date hereof the
reporting person has ceased to be the
beneficial owner of more than five percent
of the class of securities, check the following [X].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and classification of
the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not Applicable
Item 8.	Identification and classification of members of the group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certifications.
Not Applicable


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: MM DD, 2021







BRITISH COLUMBIA INVESTMENT
MANAGEMENT CORPORATION



By:
/s/ Blake Fizzard



Name:
Blake Fizzard



Title:
Vice President, Private Equity



BCIMC PRIVATE PLACEMENT (2013)
INVESTMENT CORPORATION



By:
/s/ Blake Fizzard



Name:
Blake Fizzard



Title:
Vice President


















JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the common stock, par value $0.01 per share (the ?Common Stock?), of Evoqua Water Technologies Corp. a Delaware corporation (the ?Issuer?) in respect of the Common
Stock of the Issuer is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: MM DD, 2021
British Columbia Investment Management Corporation



By:
/s/ Blake Fizzard


Name:
Blake Fizzard


Title:
Vice President, Private Equity

Dated: MM DD, 2021
bcIMC Private Placement (2013) Investment Corporation



By:
/s/ Blake Fizzard


Name:
Blake Fizzard


Title:
Vice president

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